

March 7, 2011

Charles Moore
President and Chief Executive Officer
IGI Laboratories, Inc.
105 Lincoln Avenue
Buena, New Jersey 08310

> **Re: IGI Laboratories, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed February 23, 2011**
> **File No. 333-171446**

Dear Mr. Moore:

We have reviewed your filing and response letter dated February 23, 2011 and have the following comments. Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1. We note your response to our comments 4-14 from our letter dated January 19, 2011. However, we also note that you provided information relating solely to the March 29, 2010 private placement. Please provide the disclosure requested in comments 4, 5 and 8 from our January 19, 2011 letter for the combined offering of 18,413,720 shares by the Life Science Opportunities Funds (which includes the shares offered pursuant to the prior registration statement filed December 4, 2009 and the most recent registration statement).

2. We note your response to our prior comment 11. Please revise your registration statement to disclose that based on information received from each selling stockholder, none of the selling stockholders have an existing short position in the company's common stock.

3. We note your response to our prior comment 14. Please revise your footnotes to the selling stockholders table to disclose the natural person who exercises the sole or shared voting and/or dispositive powers with respect to shares to be offered by the Katherine U. Sanders 2003 Children's Trust and LEBA Investments, LP.

*   *   *

Please contact Johnny Gharib at (202) 551-3170, Sebastian Gomez Abero at (202) 551-3578 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Brian Katz, Esq.
   Pepper Hamilton LLP
   3000 Two Logan Square
   Eighteenth and Arch Streets
   Philadelphia, PA 19103-2779